Exhibit (a)(2)

To Our Stockholders:

On behalf of the Board of Directors of Sybase, Inc. (“Sybase”), I am pleased to inform you that on May 12, 2010, Sybase agreed to be acquired by Sheffield Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of SAP America, Inc. (“Parent”), pursuant to the terms of an Agreement and Plan of Merger (the “Agreement”) by and among Parent, Purchaser and Sybase. Parent is a wholly-owned subsidiary of SAP AG, one of the world’s leading providers of business software solutions. SAP AG has guaranteed the performance of Purchaser’s and Parent’s obligations under the Agreement. Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of Sybase at a price of $65.00 per share in cash (net to the holder thereof in cash, without interest and less any required withholding of taxes).

After successful completion of the tender offer, Purchaser will be merged with Sybase, and any Sybase common stock not purchased in the tender offer (other than shares of Sybase common stock that are held by Sybase, Parent or any of their wholly owned subsidiaries or shares of Sybase common stock held by stockholders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to $65.00 per share (net to the holder thereof in cash, without interest and less any required withholding of taxes). Unless subsequently extended, the tender offer is scheduled to expire at 9:00 p.m., New York City time, on July 1, 2010. As more fully set forth in the Agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and the tender of a number of shares of Sybase common stock, which, when added to shares already owned by Parent or Purchaser, represents a majority of the total number of outstanding shares of Sybase common stock (determined on a fully diluted basis).

The Board of Directors of Sybase has unanimously (i) determined that the transactions contemplated by the Agreement, including the tender offer and the merger, are advisable and fair to, and in the best interests of, Sybase and its stockholders and (ii) approved and declared advisable the Agreement and the transactions contemplated thereby, including the tender offer and the merger.

Accordingly, the Board of Directors of Sybase unanimously recommends that Sybase’s stockholders accept the tender offer, tender their shares of Sybase common stock to Purchaser in the tender offer and, to the extent stockholder approval is required under applicable law, adopt the Agreement.

A copy of Sybase’s solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are Purchaser’s offer to purchase, dated May 26, 2010, a letter of transmittal for use in tendering your shares of Sybase common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares of Sybase common stock.

On behalf of the Board of Directors, we thank you for your support.

Sincerely, John S. Chen Chairman of the Board of Directors	Sybase, Inc. One Sybase Drive Dublin, CA 94568 Tel: (925) 236.5000 Fax: (925) 236.5415

www.sybase.com